UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No x

PETROBRAS ANNOUNCES FINAL RESULTS OF OFFERS TO EXCHANGE NEW REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

RIO DE JANEIRO, BRAZIL – September 21, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that holders of US$3,508,265,000 aggregate principal amount of 5.299% Global Notes due 2025 and US$5,400,614,000 aggregate principal amount of 5.999% Global Notes due 2028 (all such notes, collectively, the “Old Notes” and each a “series” of Old Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Old Notes prior to 5:00 p.m., New York City time, on September 20, 2018 (the “Expiration Date”), pursuant to PGF’s previously announced offers to exchange (the “Exchange Offers”).

The following table summarizes the final results of the Exchange Offers, the aggregate principal amount of Old Notes that PGF has accepted to exchange and the aggregate principal amount of the applicable series of New Notes (as defined below) to be issued in connection with PGF’s Exchange Offers:

Title of Security	Old Notes CUSIP/ISIN	Principal Amount Outstanding(1)	Principal Amount of Old Notes Tendered and Accepted	Principal Amount of New Notes to be Issued	New Notes CUSIP/ISIN
5.299% Global Notes due 2025	71647NAT6, N6945AAJ6 / US71647NAT63, USN6945AAJ62	US$3,759,866,000	US$3,508,265,000	US$3,508,265,000(2)	71647N AV1 / US71647NAV10
5.999% Global Notes due 2028	71647NAW9, N6945AAK3 / US71647NAW92, USN6945AAK36	US$5,836,134,000	US$5,400,614,000	US$5,400,614,000(3)	71647N AY5 / US71647NAY58

___________________________

(1)	As of the date hereof, including Old Notes held by Petrobras or its affiliates.
(2)	Aggregate principal amount of 5.299% Global Notes due 2025 (the “New 2025 Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Aggregate principal amount of 5.999% Global Notes due 2028 (the “New 2028 Notes” and, together with the New 2025 Notes, the “New Notes”) registered under the Securities Act.

Old Notes that have been validly tendered prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law. The settlement date on which PGF will exchange the Old Notes accepted in the Exchange Offers for New Notes is expected to be September 24, 2018.

The terms of the New Notes are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions. The New Notes are unconditionally and irrevocably guaranteed by Petrobras. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes. Any Old Notes not tendered or accepted for exchange will remain outstanding.

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The Bank of New York Mellon acted as the exchange agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers may be directed to The Bank of New York Mellon at +1 (212) 815-4259. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

This announcement is for informational purposes only. This announcement is not an offer to exchange any Old Notes. The Exchange Offers were not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Bianca Nasser Patrocínio
Bianca Nasser Patrocínio
Attorney-in-Fact

Date: September 21, 2018